FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of December

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

8 December 2011

STATEMENT ON RESULTS OF THE
2011 EUROPEAN BANKING AUTHORITY CAPITAL ASSESSMENT

HSBC Holdings plc notes the publication of the European Banking Authority's ("EBA") capital assessment of European banks. HSBC's Core Tier 1 ('CT1') ratio under the EBA's published capital definitions and prescribed approach is 10.0%. This exceeds the benchmark threshold minimum CT1 capital requirement of 9% used in the capital assessment.

The EBA capital assessment applies the EU's Capital Requirements Directive III ("CRD 3") methodology, which will become effective on 31 December 2011, to HSBC's exposures as at 30 September 2011. HSBC published a CT1 capital ratio of 10.6% as at 30 September 2011 in its Interim Management Statement released on 9 November 2011. The 0.6% difference from the EBA capital assessment of HSBC's CT1 ratio is because of the different measurement approach applied under CRD 3 to certain securitisation, re-securitisation and trading book portfolios.

The appendices, via the link below, provide further details, based on positions as at 30 September 2011 of: (1) the composition of CT1 capital based on CRD 3 rules; (2) risk-weighted assets based on CRD 3 rules; (3) European sovereign exposures - central, regional and local government in the EEA; and (4) Summary Credit Default Swap positions.

 http://www.rns-pdf.londonstockexchange.com/rns/6473T_-2011-12-8.pdf

HSBC will announce its results for the year ended 31 December 2011 on 27 February 2012.

Media enquiries to:

London
Patrick Humphris	+44 (0)20 7992 1631	patrick.humphris@hsbc.com

Investor Relations enquiries to:

London
Alastair Brown	+44 (0)20 7992 1938	alastair.brown@hsbc.com
Hong Kong
Hugh Pye	+852 2822 4908	hugh.pye@hsbc.com

Notes to editors:

The methodology underlying the capital exercise was outlined by the EBA prior to its announcement to ensure consistency across all banks in the EU banking system involved in the exercise.

The EBA
HSBC Holdings plc ('HSBC') notes the announcements made today by the European Banking Authority and competent National Supervisor regarding the capital exercise, which demonstrated the result for HSBC.

The capital exercise proposed by the EBA and agreed by the Council on 26 October 2011 requires banks to strengthen their capital positions by building up a temporary capital buffer against sovereign debt exposures to reflect current market prices. In addition, it requires them to establish a buffer such that the Core Tier 1 capital ratio reaches a level of 9% by the end of June 2012. The amount of any final capital shortfall identified is based on September 2011 figures. The amount of the sovereign capital buffer will not be revised.

71 banks across Europe, including HSBC, were subject to the capital exercise whose objective is to create an exceptional and temporary capital buffer to address current market concerns over sovereign risk and other residual credit risk related to the current difficult market environment. This buffer would explicitly not be designed to cover losses in sovereigns but to provide a reassurance to markets about banks' ability to withstand a range of shocks and still maintain adequate capital.

Following completion of the capital exercise conducted by the European Banking Authority, in close cooperation with the competent national authority, the exercise has determined that HSBC meets the 9% Core Tier 1 ratio after the removal of the prudential filters on sovereign assets in the Available-for-Sale portfolio and prudent valuation of sovereign debt in the Held-to-Maturity and Loans and receivables portfolios, reflecting current market prices.

The HSBC Group
HSBC Holdings plc, the parent company of the HSBC Group, is headquartered in London. The Group serves customers worldwide from around 7,500 offices in over 80 countries and territories in Europe, the Asia-Pacific region, North and Latin America, and the Middle East and Africa. With assets of US$2,716bn at 30 September 2011, HSBC is one of the world's largest banking and financial services organisations.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

                                                       By:

                                                                                Name:   P A Stafford

                                                                                                Title: Assistant Group Secretary

                                                                                    Date: 8 December, 2011